Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 11, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement of Advanced Series Trust on Form N-14: File Nos. 333-263475 and 811-05186_______

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2022 and April 7, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on March 11, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Goldman Sachs Small-Cap Value Portfolio (the Target Portfolio”), a series of the Registrant, scheduled to be held on May 25, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.	Comment: In the “Dear Contract Owner” letter, please remove “or disapprove” in the paragraph where you are asking shareholders to approve or disapprove a Plan of Reorganization.

Response: The Registrant has revised the disclosure.

2.

Comment: In the “Dear Contract Owner” letter, there is disclosure that states that the Registrant “expects certain AST Portfolios that are structured as fund of funds to reduce their allocation to the Target Portfolio prior to the Reorganization.” Please elaborate on this point somewhere in the Prospectus/Proxy Statement.

Response: The Registrant has reviewed the disclosure and has modified the disclosure to reflect that the reduction took place as part of the Repositioning of the Acquiring Portfolio on January 31, 2022.

3.

Comment: With regard to the second bullet in the “Dear Contract Owner” letter, please note that the net assets of the Combined Portfolio is contingent on the Reorganization. In addition, reference the net assets of the Target Portfolio for that same period.

Response: The Registrant has revised the disclosure.

4.	Comment: Please consider adding the information referenced in Footnote 2 as part of the Subadviser Table in the Summary section of the Prospectus/Proxy Statement.

Response: The Registrant has considered the comment and respectfully declines to make any additional modifications to the Subadviser Table in the Summary section of the Prospectus/Proxy Statement.

5.

Comment: In response to Question 5 of the Prospectus/Proxy Statement, given the similarities of the Target and Acquiring Portfolios, please supplementally explain why it is expected that approximately 60% of the securities of the Target Portfolio will be sold in connection with the Reorganization. To the extent material, please include additional disclosure.

Response: The Target Portfolio is currently managed by one subadviser. If the proposal is approved, the Target Portfolio will be merged into a portfolio managed by four subadvisers under a multi-manager structure (the Acquiring Portfolio). Portfolio sales and purchases after the Reorganization will depend on portfolio composition, market conditions and other factors at the time of the Reorganization, and will be at the discretion of the Acquiring Portfolio’s subadvisers. The Manager coordinated with the subadvisers to the Acquiring Portfolio to arrive at the estimated portion of the Target Portfolio’s securities that are expected to be sold in connection with the Reorganization. The Registrant has added additional disclosure to the “Information about the Reorganization” section of the Prospectus/Proxy Statement.

6.

Comment: In response to Question 15 of the Prospectus/Proxy Statement, shareholders are allowed to transfer out of the Target Portfolio without penalty. Please supplementally explain the timing on when they are permitted to transfer out in connection with transaction costs of the Reorganization.

Response: The Reorganization is expected to begin at the close of business on or about June 10, 2022. As indicated in the proxy statement, Contract owners will be allowed one free transfer out of the Target Portfolio during the period within 60 days of the effective date of the Reorganization (i.e., from 60 days before to 60 days after the effective date of the Reorganization).

7.

Comment: In the “Federal Income Tax Consequences of the Reorganization” section of the Prospectus/Proxy Statement, please disclosure if the Registrant expects that the Reorganization will have any significant tax implications on the Target Portfolio. Alternatively, please confirm that the Registrant does not expect that the Reorganization will have any significant tax implications on the Target Portfolio.

Response: The Reorganization is expected to be tax-free for U.S. Federal Income tax purposes and as such, the Registrant does not expect that the Reorganization will have any significant tax implications on the Target Portfolio. The Registrant does not believe additional disclosure is necessary.

8.

Comment: In the Comparison of Target Portfolio, Acquiring Portfolio and Combined Portfolio section of the Prospectus/Proxy Statement, please revise the principal investment strategies to summarize the strategies and highlight the differences between the strategies.

Response: The Registrant has reviewed the disclosure and has summarized the strategies for each of the Portfolios referenced.

9.

Comment: To the extent material, please highlight the differences in the strategy in order to explain why the Target Portfolio does not have derivatives as a principal risk and the Acquiring Portfolio and the Combined Portfolio have it as a principal risk.

Response: The existing strategy of the Acquiring Portfolio is permitted to invest in derivatives. The multiple subadvisers on the Acquiring Portfolio believe it is a principal risk for the strategy and thus the disclosure reflects this risk. The Combined Portfolio will continue to be managed as the Acquiring Portfolio is currently managed. The existing Target Portfolio also is permitted to invest in derivatives but, at the time of the existing prospectus, the subadviser did not believe it was a principal investment strategy of the fund. The Registrant has reviewed the principal investment strategies and believes that the derivatives risk should be a part of the disclosure.

10.

Comment: In the section of the Performance of Target Portfolio, please explain in more detail the effect of the January 31, 2022 repositioning of the Acquiring Portfolio on the performance for the Target Portfolio.

Response: On January 31, 2022, the Acquiring Portfolio was repositioned. As part of that repositioning, certain Advanced Series Trust portfolios moved their fund of fund investments from the Target Portfolio to the Acquiring Portfolio. As such, there were less assets in the Target Portfolio. The Registrant has reviewed the disclosure and added an additional statement on the impact to performance.

11.

Comment: In the performance of Acquiring Portfolio section, please explain why you are including information that the January 31, 2022 repositioning of the Acquiring Portfolio will impact performance for the Target Portfolio.

Response: The Registrant has reviewed the disclosure and has removed the statement as it is not applicable to this section.

Accounting Comments:

12.

Comment: With regard to the fifth bullet in the “Dear Contract Owner” letter, please explain what is meant by “pro forma composite hypothetical performance of the Combined Portfolio”. Please add this detail to the fifth bullet.

Response: The Registrant is providing information on the “pro forma composite hypothetical performance” in order to show what the results would have been had the Combined Portfolio been in existence during the time periods referenced. The Registrant has updated to the disclosure to reflect this explanation.

13.	Comment: Please make sure that all hyperlinks are properly linked to the referenced SEC filings and documents.

Response: The Registrant confirms the hyperlinks are properly linked to the referenced SEC filings and documents.

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez Assistant Secretary
Advanced Series Trust